UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13G/A

(Amendment No. 6)*

Under the Securities Exchange Act of 1934

SAP AG
(f/k/a SAP Aktiengesellschaft Systeme, Anwendungen, Produkte in der Datenverarbeitung)
(Name of Issuer)
ORDINARY SHARES, WITHOUT NOMINAL VALUE
(Title of Class of Securities)
803054204
(CUSIP Number)
DECEMBER 31, 2009
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☑ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	803054204

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Hasso Plattner GmbH & Co. Beteiligungs-KG

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☐

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

	Federal Republic of Germany

	5.	SOLE VOTING POWER

NUMBER OF		111,917,121

SHARES	6.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		111,917,121

WITH	8.	SHARED DISPOSITIVE POWER

		0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	111,917,121

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES

	☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

	9.4%

12.	TYPE OF REPORTING PERSON

	PN

CUSIP No.	803054204

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Hasso Plattner Verwaltungs-GmbH

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☐

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

	Federal Republic of Germany

	5.	SOLE VOTING POWER

NUMBER OF		0

SHARES	6.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		111,917,121*

EACH	7.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	8.	SHARED DISPOSITIVE POWER

		111,917,121*

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	111,917,121

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES

	☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

	9.4%

12.	TYPE OF REPORTING PERSON

	CO
* Includes 111,917,121 ordinary shares owned by Hasso Plattner GmbH & Co. Beteiligungs-KG. Hasso Plattner Verwaltungs-GmbH exercises voting and dispositive powers of the ordinary shares held by such entity.

CUSIP No.	803054204

1.	NAME OF REPORTING PERSON Dr. Hasso Plattner

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Federal Republic of Germany

	5.	SOLE VOTING POWER

NUMBER OF		24,100*

SHARES	6.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		127,162,043**

EACH	7.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		24,100*

WITH	8.	SHARED DISPOSITIVE POWER

127,162,043**

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

127,186,143*; **

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

10.7%

12.	TYPE OF REPORTING PERSON

IN
* Includes 24,100 american depositary shares, each representing one ordinary share, without nominal value.
** Includes 111,917,121 ordinary shares owned by Hasso Plattner GmbH & Co. Beteiligungs-KG and 15,244,922 ordinary shares owned by Hasso Plattner Förderstiftung gGmbH, which is owned by Dr. Plattner’s immediate family. Dr. Plattner exercises voting and dispositive powers with respect to the ordinary shares held by such entities.

ITEM 1(A). Name of Issuer.
     The name of the issuer is SAP AG (f/k/a SAP Aktiengesellschaft Systeme, Anwendungen, Produkte in der Datenverarbeitung) (the “Company”).
ITEM 1(B). Address of Issuer’s Principal Executive Offices.
     The Company’s principal executive offices are located at Dietmar Hopp Allee 16, 69190 Walldorf, Federal Republic of Germany.
ITEMS 2(A). Name of Person Filing.
     This Amendment No. 6 to Schedule 13G is filed pursuant to a Joint Filing Agreement, dated February 17, 2009, by the following persons with respect to an aggregate of 127,186,143 shares of the Company (collectively, the “Shares”) as described below:
     (i) Hasso Plattner Gmbh & Co. Beteiligungs (“Beteiligungs”), with respect to the ordinary Shares owned by it directly owns 111,917,121 Shares.
     (ii) Hasso Plattner Verwaltungs-GmbH (“Verwaltungs”), with respect to the ordinary shares owned by Beteiligungs.
     (ii) Dr. Hasso Plattner, with respect to the 24,100 american depositary shares, each representing one ordinary share, owned directly by him and with respect to the 111,917,121 Shares owned by Beteiligungs and the 15,244,922 Shares owned by Hasso Plattner Förderstiftung, gGmbH.
     The foregoing persons are hereinafter referred to collectively as the “Reporting Persons.” Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.
ITEM 2(B). Address of Principal Business Office or, if None, Residence.
     The address of the principal business office of each of the Reporting Persons is c/o Wipfler & Partner, Steuerberater-Sozietat, Max-Planck-Strasse 8, D-69190 Walldorf, Federal Republic of Germany.
ITEM 2(C). Citizenship.
     (i) Hasso Plattner GmbH & Co. Beteiligungs-KG is a limited liability partnership organized under the laws of the Federal Republic of Germany.
     (ii) Hasso Plattner Verwaltungs-GmbH is a corporation organized under the laws of the Federal Republic of Germany.
     (iii) Dr. Hasso Plattner is a citizen of the Federal Republic of Germany.

ITEM 2(D). Title of Class of Securities.
          Ordinary Shares, without nominal value.
ITEM 2(E). CUSIP Number.
          803054204
ITEM 3. If this Statement is Filed Pursuant to Rules 13d-1(b) or 13d- 2(b) or (c), Check Whether the Person Filing is a:
(a)	☐	Broker or dealer registered under Section 15 of the Act,

(b)	☐	Bank as defined in Section 3(a)(6) of the Act,

(c)	☐	Insurance Company as defined in Section 3(a)(19) of the Act,

(d)	☐	Investment Company registered under Section 8 of the Investment Company Act of 1940,

(e)	☐	Investment Adviser in accordance with Rule 13d-1 (b)(1)(ii)(E),

(f)	☐	Employee Benefit Plan or Endowment Fund in accordance with 13d-1 (b)(1)(ii)(F),

(g)	☐	Parent Holding Company or control person in accordance with Rule 13d-1 (b)(1)(ii)(G),

(h)	☐	Savings Association as defined in Section 3(b) of the Federal Deposit Insurance Act,

(i)	☐	Church Plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940, or

(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).
ITEM 4. Ownership.
     The percentages used herein and in the rest of Item 4 are calculated based upon 1,187,306,166 ordinary shares (excluding 38,456,734 treasury shares) of the Company issued and outstanding as of December 31, 2008, as reflected in the Company’s Form 20-F, filed with the Securities and Exchange Commission on March 26, 2009. As of the close of business on December 31, 2009:
A.	HASSO PLATTNER GMBH & CO. BETEILIGUNGS-KG

(a)	Amount beneficially owned: 111,917,121

(b)	Percent of class: 9.4%

(c)	(i) Sole power to vote or direct the vote: 111,917,121

(ii) Shared power to vote or direct the vote: 0

(iii) Sole power to dispose or direct the disposition: 111,917,121

(iv) Shared power to dispose or direct the disposition: 0

B.	HASSO PLATTNER VERWALTUNGS-GMBH

(a)	Amount beneficially owned: 111,917,121

(b)	Percent of class: 9.4%

(c)	(i) Sole power to vote or direct the vote: 0

(ii) Shared power to vote or direct the vote: 111,917,121

(iii) Sole power to dispose or direct the disposition: 0

(iv) Shared power to dispose or direct the disposition: 111,917,121

D.	DR. HASSO PLATTNER

(a)	Amount beneficially owned: 127,186,143

(b)	Percent of class: 10.7%

(c)	(i) Sole power to vote or direct the vote: 24,100

(ii) Shared power to vote or direct the vote: 127,162,043

(iii) Sole power to dispose or direct the disposition: 24,100

(iv) Shared power to dispose or direct the disposition: 127,162,043
ITEM 5. Ownership of Five Percent or Less of a Class
     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. ☐
ITEM 6. Ownership of More Than Five Percent on Behalf of Another Person.
     To the knowledge of the Reporting Persons, other persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares. However, no such persons have an interest in more than five percent of the ordinary shares.

ITEM 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.
          Not Applicable.
ITEM 8. Identification and Classification of Members of the Group.
          Not Applicable.
ITEM 9. Notice of Dissolution of Group.
          Not Applicable.
ITEM 10. Certification.
          Not Applicable.

SIGNATURES
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: February 16, 2010

HASSO PLATTNER GMBH & CO. BETEILIGUNGS-KG
By:	Hasso Plattner Verwaltungs-GmbH, as sole general partner

By:	/s/ Fritz Mang, by POA
	Name:	Dr. Hasso Plattner
	Title:	Managing Director

HASSO PLATTNER VERWALTUNGS-GMBH
By:	/s/ Fritz Mang, by POA
	Name:	Dr. Hasso Plattner
	Title:	Managing Director

/s/ Fritz Mang, by POA
DR. HASSO PLATTNER

EXHIBIT INDEX

EXHIBIT NO.	EXHIBIT DESCRIPTION

1
Joint Filing Agreement, dated February 17, 2010, by and between Hasso Plattner GmbH & Co. Beteiligungs-KG and Hasso Plattner Förderstiftung gGMBH (incorporated by reference to Exhibit 99 to the Schedule 13G/A filed by the Reporting Persons on February 17, 2009).